Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-8 No. 333-) pertaining to the Non-Qualified Deferred Compensation Plan of GMH Communities Trust and to the incorporation by reference therein of our report dated July 27, 2006, except Notes 13, 15 and 16 (for 2005 and 2004) as to which the date is June 4, 2007, with respect to the consolidated financial statements and schedules of GMH Communities Trust and The GMH Predecessor Entities included in its 424(b) prospectus relating to its Registration Statement on Form S-11 (File No. 333-142395), filed with the Securities and Exchange Commission on June 8, 2007.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

August 2, 2007